Exhibit 2

DIRECTORS AND EXECUTIVE OFFICERS OF KYLIN INVESTMENT HOLDINGS LIMITED

The name, business address, present principal employment and citizenship of the sole director of Kylin Investment Holdings Limited are set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Bin Zhai	22/F, South Finance Center, No.7 Chunrong Road, Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China	Director of Kylin Investment Holdings Limited	People’s Republic of China

Kylin Investment Holdings Limited is 50% owned by Bin Zhai. Bin Zhai is the sole director of Kylin Investment Holdings Limited. (See above for the information on Bin Zhai.)